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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Biodel Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
09064M105
(CUSIP Number)
December 18, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064M105

1	NAMES OF REPORTING PERSONS Poco Bay Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,724,041

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,724,041

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,724,041

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 7 Pages

CUSIP No.	09064M105
Item 1.
(a)	Name of Issuer:

Biodel Inc.

(b)	Address of Issuer’s Principal Executive Offices:

100 Saw Mill Road Danbury, Connecticut 06810
Item 2.
(a)	Name of Person Filing:

Poco Bay Company, a Delaware general partnership (“Poco Bay”) is filing this Schedule 13G.

The following Poco Bay partners are participating in Poco Bay’s investment in the Issuer’s Shares (as defined in Item 2(d)):

Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Richard S. Sackler, M.D.;

Richard S. Sackler, M.D.;

Leslie J. Schreyer and Alex Troy, as Trustees of the Beth B. Sackler Trust dated December 27, 2001;

GGM Company, a Delaware general partnership;

RGT Two LLC, a Delaware limited liability company;

Richard S. Sackler, M.D. and Beth B. Sackler, as Trustees under Trust Agreement dated March 8, 1990 FBO Marianna R. Sackler;

Richard S. Sackler, M.D. and Beth B. Sackler, as Trustees under Trust Agreement dated March 8, 1990 FBO Rebecca K. Sackler;

Marianna R. Sackler; and

Rebecca K. Sackler.

The partners of Poco Bay have designated Stephen A. Ives as the manager of Poco Bay with the power to make all decisions with respect to the operations of Poco Bay. Mr. Ives does not own any shares of the Issuer.

Richard S. Sackler, M.D., a partner of Poco Bay, is the direct beneficial owner of 243,038 additional Shares as of December 31, 2008. Dr. Sackler is the husband of

Page 3 of 7 Pages

CUSIP No.	09064M105
Beth B. Sackler and the father of David A. Sackler, Marianna R. Sackler and Rebecca K. Sackler.

Reference is made to the Schedules 13D and 13G filed by Moab Capital Partners, LLC (“Moab LLC”), Moab Partners, L.P. (“Moab L.P.”) and David A. Sackler with respect to the Issuer. David A. Sackler is a beneficiary or a contingent beneficiary of certain of the trusts identified above. Moab LLC is Poco Bay’s investment advisor and provided Poco Bay with non-discretionary investment advice with respect to Poco Bay’s investment in the Issuer’s Shares.

The filing of this Schedule 13G by Poco Bay is not an admission by Poco Bay that Poco Bay, Moab LLC, Moab L.P., Richard S. Sackler, M.D. and David A. Sackler constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Poco Bay disclaims beneficial ownership of any securities owned by Moab LLC, Moab L.P., Richard S. Sackler, M.D. or David A. Sackler.

(b)	Address of Principal Business Office or, if none, Residence:

c/o North Bay Associates 14000 Quail Springs Parkway Suite 2200 Oklahoma City, OK 73134

(c)	Citizenship:

Delaware general partnership

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Shares”)

(e)	CUSIP Number:

09064M105

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

Page 4 of 7 Pages

CUSIP No.	09064M105
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned

As of the date hereof, Poco Bay is the beneficial owner of 1,724,041 Shares.

(b)	Percent of class:

7.28%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

Poco Bay has the sole power to vote or to direct the vote of the 1,724,041 Shares owned by it.*

* By virtue of his status as manager of Poco Bay, Stephen A. Ives on behalf of Poco Bay has the power to vote or direct the vote of the 1,724,041 Shares owned by Poco Bay.

(ii)	Shared power to vote or to direct the vote:

0

Page 5 of 7 Pages

CUSIP No.	09064M105
(iii)	Sole power to dispose or to direct the disposition of:

Poco Bay has the sole power to dispose or direct the disposition of the 1,724,041 Shares owned by it.*

*By virtue of his status as manager of Poco Bay, Stephen A. Ives on behalf of Poco Bay has the power to dispose or direct the disposition of the 1,724,041 Shares owned by Poco Bay.

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

POCO BAY COMPANY
By:	/s/ Stephen A. Ives
	Name:	Stephen A. Ives
	Title:	Manager

Page 7 of 7 Pages